Exhibit 4.44

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The rights of Fifth Third shareholders are governed by Ohio law and the Fifth Third articles of incorporation and Fifth Third regulations. The following represents a description of the material terms of Fifth Third’s capital stock. We urge you to read the applicable provisions of Ohio law, the Fifth Third articles of incorporation and Fifth Third regulations and federal law governing bank holding companies carefully and in their entirety because they describe the rights of holders of Fifth Third’s capital stock.

General

Fifth Third is authorized to issue a total of 2,001,000,000 shares of all classes of stock. Of the total number of authorized shares of stock, 2,000,000,000 shares are shares of common stock, no par value, 500,000 shares are shares of preferred stock, no par value, which we refer to as the original Fifth Third preferred stock, and 500,000 shares are shares of Class B preferred stock, no par value, which we refer to as the Fifth Third Class B preferred stock. We refer to the original Fifth Third preferred stock and the Fifth Third Class B preferred stock collectively as the Fifth Third preferred stock.

The Fifth Third Board of Directors is not classified.

Shares of Common Stock

Fifth Third may issue shares of common stock in such amounts and proportion and for such consideration as may be fixed by its Board of Directors or a properly designated committee thereof. Shares of Fifth Third common stock are traded on NASDAQ under the symbol “FITB”. The transfer agent and registrar for Fifth Third common stock is American Stock Transfer & Trust Company, LLC.

General

Holders of shares of Fifth Third common stock are not entitled to preemptive or preferential rights. Shares of Fifth Third common stock have no redemption or sinking fund provisions applicable thereto. Shares of Fifth Third common stock do not have any conversion rights. The rights of holders of shares of Fifth Third common stock will be subject to, and may be adversely affected by, the rights of holders of shares of the outstanding Fifth Third preferred stock and any shares of Fifth Third preferred stock that Fifth Third may issue in the future.

Fifth Third may issue authorized but unissued shares of common stock in connection with several employee benefit and stock option and incentive plans maintained by it or its subsidiaries.

The outstanding shares of Fifth Third common stock are fully paid and non-assessable and shares of Fifth Third common stock that Fifth Third issues in the future, when fully paid for, will be non-assessable.

Dividends

When, as and if dividends are declared by the Fifth Third Board of Directors on the Fifth Third common stock out of funds legally available for their payment, the holders of shares of Fifth Third common stock are entitled to share equally, share for share, in such dividends. The payment of dividends on shares of Fifth Third common stock is subject to the prior payment of dividends payable on outstanding shares of the Fifth Third preferred stock.

Liquidation

In the event of Fifth Third’s voluntary or involuntary liquidation, dissolution and winding-up, the holders of shares of Fifth Third common stock are entitled to receive on a share-for-share basis, any of Fifth Third’s assets or funds available for distribution after Fifth Third has paid in full all of its debts and distributions and the full liquidation preferences of all series of shares of outstanding Fifth Third preferred stock.

Voting Rights

Subject to the rights, if any, of the holders of shares of any series of the Fifth Third preferred stock, holders of shares of Fifth Third common stock have voting rights and are entitled to one vote for each share of common stock on all matters voted upon by Fifth Third shareholders. Holders of shares of Fifth Third common stock do not have the right to cumulate their voting power in the election of directors.

Change of Control

Articles of Incorporation and Code of Regulations. The Fifth Third articles of incorporation and Fifth Third regulations contain various provisions that could discourage or delay attempts to gain control of Fifth Third, including, among others, provisions that:

•	authorize the Fifth Third Board of Directors to fix its size between 10 and 30 directors;

•	provide that directors may be removed only for cause and only by a vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Fifth Third entitled to vote generally in the election of directors, voting together as a single class; and

•	authorize directors to fill vacancies on the Fifth Third Board of Directors that occur between annual shareholder meetings, except for vacancies caused by a director’s removal by a shareholder vote.

In addition, the ability of the Fifth Third Board of Directors to issue authorized but unissued common shares or preferred stock could have an anti-takeover effect.

In order to amend the Fifth Third articles of incorporation, the affirmative vote of the holders of shares entitling them to exercise the majority of the voting power of Fifth Third is required. In order to amend the Fifth Third regulations, the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of Fifth Third is required at a meeting of shareholders, or by written consent of the holders of shares entitling them to exercise the majority of the voting power of Fifth Third without a meeting. The Fifth Third regulations may also be altered and amended, from time to time, by the Fifth Third Board of Directors to the extent permitted by the Ohio General Corporation Law.

Federal Bank Regulatory Limitations. The ability of a third party to acquire Fifth Third’s stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. Under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve Board’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is prohibited from acquiring “control” of a bank holding company unless:

•	the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition; and

•	within that time period or a longer time period if the Federal Reserve Board extends the period during which such a disapproval may be issued, the Federal Reserve Board does not issue a notice disapproving the proposed acquisition.

An acquisition of control may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action. The acquisition of more than 10% of a class of voting securities of a bank holding company with publicly held securities, such as Fifth Third, generally would constitute the acquisition of control of the bank holding company under the Change in Bank Control Act. An acquisition of control is not subject to the Change in Bank Control Act notice requirement if it is otherwise subject to approval under the Bank Merger Act or Section 3 of the BHC Act.

Under the BHC Act, and the Federal Reserve Board’s regulations thereunder, any bank holding company would be required to obtain the approval of the Federal Reserve Board before acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of Fifth Third voting securities. In addition, any “company,” as defined in the BHC Act, other than a bank holding company, would be required to obtain Federal Reserve Board approval before acquiring “control” of Fifth Third. “Control” for purposes of the BHC Act generally means:

•	the ownership or control of 25% or more of a class of voting securities;

•	the ability to elect a majority of the directors; or

•	the ability otherwise to exercise a controlling influence over management and policies.
A person, other than an individual, that controls Fifth Third for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act.

For purposes of the Federal Reserve Board approval requirements described above, shares of stock issued by a single issuer are deemed to be the same class of voting shares, regardless of differences in dividend rights or liquidation preference, if the shares are voted together as a single class on all matters for which the shares have voting rights other than certain matters that affect solely the rights or preferences of the shares. In addition to assessing the number of voting securities owned by an investor, the Federal Reserve Board also likely would assess the voting power associated with an investor’s voting securities when determining what proportion of a class of voting securities is controlled by the investor. Determinations of what constitutes a class of voting securities and calculations of the proportion of a class of voting securities that is controlled by an investor are made by the Federal Reserve pursuant to applicable law, applicable regulations and its practices. The foregoing discussion is not intended to describe all laws, regulations and regulatory practices relevant to federal bank regulatory approval requirements.

Shares of the Original Fifth Third Preferred Stock

The Fifth Third Board of Directors has the right to adopt amendments to the Fifth Third articles in respect of any unissued or treasury shares of the original Fifth Third preferred stock and fix or change: (1) the division of such shares of the original Fifth Third preferred stock into series and the designation and authorized number of shares of each series; (2) the dividend rate; (3) whether dividend rights shall be cumulative or non-cumulative; (4) the dates of payment of dividends and the dates from which they are cumulative; (5) liquidation price; (6) redemption rights and price; (7) sinking fund requirements; and (8) conversion rights; and restrictions on the issuance of such shares or any series thereof.

The terms of the only outstanding series of the original Fifth Third Preferred Stock that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended are described below.

Series I Preferred Stock

In December 2013, Fifth Third issued 18,000,000 depositary shares, each representing a 1/1000th ownership interest in a share of Series I Preferred Stock. The Series I Preferred Stock: (i) is nonvoting, other than class voting rights on certain matters that could adversely affect the shares; (ii) pays a non-cumulative fixed-to-floating rate dividend; and

(iii) is not redeemable, except, subject to receiving all required regulatory approvals, at Fifth Third’s option (1) in whole or in part, at any time, or from time to time, on or after December 31, 2023, and (2) in whole, but not in part, at any time prior to December 31, 2023, following the occurrence of a “regulatory capital event,” as defined with respect to the Series I Preferred Stock in the Fifth Third articles.

Through, but excluding December 31, 2023, dividends on the Series I Preferred Stock will accrue, on a non-cumulative basis, at an annual rate of 6.625%. Commencing on December 31, 2023 and continuing for so long as any shares of Series I Preferred Stock remain outstanding, dividends on the Series I Preferred Stock will accrue, on a non-cumulative basis, at an annual rate equal to three-month LIBOR, reset quarterly, plus 3.71%. The Series I Preferred Stock ranks senior to shares of Fifth Third common stock in the event of liquidation or dissolution of Fifth Third. In the event of the liquidation or dissolution of Fifth Third, holders of shares of the Series I Preferred Stock are entitled to a liquidation preference of $25,000 per share, plus any declared and unpaid dividends, before any distribution of assets is made to holders of shares of Fifth Third common stock.

Holders of shares of Series I Preferred Stock will have no conversion rights. Holders of the Series I Preferred Stock will have no preemptive or subscription rights. There will be no sinking fund for the redemption or purchase of the Series I Preferred Stock or the depositary shares. No holder of the Series I Preferred Stock or of the depositary shares will have the right to require the redemption of the Series I Preferred Stock.

The shares of the Series I Preferred Stock are deposited with Wilmington Trust, National Association which we refer to as the depositary. The depositary issued depositary shares, in respect thereof each representing a 1/1000th interest in one share of the Series I Preferred Stock and represented by depositary receipts. The deposit agreement sets forth the various rights and obligations of the parties thereto and establishes the relationship between Fifth Third as the issuer, the depositary and calculation agent, and the transfer agent and registrar. Subject to the terms of the deposit agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of the Series I Preferred Stock represented by such depositary share, to all the rights and preferences of Series I Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights, as applicable). The depositary shares representing the Series I Preferred Stock are traded on the NASDAQ Global Select Market under the symbol “FITBI”.

Series K Preferred Stock

In September 2019, Fifth Third issued 10,000,000 depositary shares, each representing a 1/1000th ownership interest in a share of Series K Preferred Stock. The Series K Preferred Stock: (i) is nonvoting, other than class voting rights on certain matters that could adversely affect the shares; (ii) pays a non-cumulative 4.95% fixed rate dividend; and (iii) is not redeemable, except, subject to receiving all required regulatory approvals, at Fifth Third’s option (1) in whole or in part, at any time, or from time to time, on or after September 30, 2024, and (2) in whole, but not in part, at any time following the occurrence of a “regulatory capital event,” as defined with respect to the Series K Preferred Stock in the Fifth Third articles.

Commencing on September 17, 2019 and continuing for so long as any shares of Series K Preferred Stock remain outstanding, dividends on the Series K Preferred Stock will accrue, on a non-cumulative basis, at an annual rate of 4.95%. The Series K Preferred Stock ranks senior to shares of Fifth Third common stock in the event of liquidation or dissolution of Fifth Third. In the event of the liquidation or dissolution of Fifth Third, holders of shares of the Series K Preferred Stock are entitled to a liquidation preference of $25,000 per share, plus any declared and unpaid dividends, before any distribution of assets is made to holders of shares of Fifth Third common stock.

Holders of shares of Series K Preferred Stock will have no conversion rights. Holders of the Series K Preferred Stock will have no preemptive or subscription rights. There will be no sinking fund for the redemption or purchase of the Series K Preferred Stock or the depositary shares. No holder of the Series K Preferred Stock or of the depositary shares will have the right to require the redemption of the Series K Preferred Stock.

The shares of the Series K Preferred Stock are deposited with American Stock Transfer & Trust Company, LLC, which we refer to as the depositary. The depositary issued depositary shares, in respect thereof each representing a 1/1000th interest in one share of the Series K Preferred Stock and represented by depositary receipts. The deposit agreement sets forth the various rights and obligations of the parties thereto and establishes the relationship between Fifth Third as the issuer, the depositary and paying agent, and the transfer agent and registrar. Subject to the terms of the deposit agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of the Series K Preferred Stock represented by such depositary share, to all the rights and preferences of Series K Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights, as applicable). The depositary shares representing the Series K Preferred Stock are traded on the NASDAQ Global Select Market under the symbol “FITBO”.

Shares of the Fifth Third Class B Preferred Stock

The Fifth Third Board of Directors has the right to adopt amendments to the Fifth Third articles in respect of any unissued or treasury shares of the Fifth Third Class B preferred stock and fix or change: (1) dividend or distribution rights, which may be cumulative or non-cumulative; at a specified rate amount or proportion; with or without further participation rights; and in preference to, junior to, or on a parity, in whole or in part, with dividend or distribution rights of shares of any other class; (2) liquidation rights, preferences and price; (3) redemption rights and price; (4) sinking fund requirements, which may require Fifth Third to provide a sinking fund out of earnings or otherwise for the purchase or redemption of the shares or for dividends or distributions on them; (5) voting rights, which may be full, limited or denied, except as otherwise required by law; (6) preemptive rights, or the denial or limitation of them; (7) conversion rights; (8) restrictions on the issuance of shares; (9) rights of alteration of express terms; (10) the division of any class of shares into series; (11) the designation and authorized number of shares of each series; and (12) any other relative, participating, optional or other special rights and privileges on, and qualifications or restrictions on, the rights of holders of shares of any class or series of the Fifth Third Class B preferred stock.

The terms of the only outstanding series of the Class B Preferred Stock that is outstanding, which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, are described below.

6.00% Non-Cumulative Perpetual Class B Preferred Stock, Series A

In August 2019, Fifth Third issued 8,000,000 depositary shares, each representing a 1/40th interest in a share of Class B Preferred Stock, Series A. The shares of the Class B Preferred Stock, Series A are not convertible into, or exchangeable for, shares of any other class or series of Fifth Third’s shares or other securities and are not subject to any sinking fund or other obligation to redeem or repurchase.

The shares of the Class B Preferred Stock, Series A rank, as to the payment of dividends and/or distribution of assets upon Fifth Third’s liquidation, dissolution or wind-up, senior to shares of Fifth Third common stock and either junior, senior or equal to any other class or series of shares issued by Fifth Third that are designated as junior, senior or equal to the Class B Preferred Stock, Series A. The Class B Preferred Stock, Series A ranks on parity, as to dividends and, upon liquidation, dissolution or winding-up of Fifth Third, in the distribution of assets, with the outstanding Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock.

Holders of the shares of Class B Preferred Stock, Series A are entitled to receive, when, as and if declared by the Fifth Third Board of Directors out of funds legally available therefor, non-cumulative cash dividends on the liquidation preference amount of $1,000 per share at a rate of 6.00% per annum. When dividends are not paid in full upon the shares of the Class B Preferred Stock, Series A and the Class B Preferred Stock, Series A parity securities, if any, all dividends declared upon shares of the Class B Preferred Stock, Series A and the Class B Preferred Stock, Series A parity securities, if any, will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the Class B Preferred Stock, Series A, and accrued dividends, including any accumulations, on the Class B Preferred Stock, Series A parity securities, if any, bear to each other for the then current dividend period.

Except as set forth below, the Class B Preferred Stock, Series A is not subject to any mandatory redemption, sinking fund or other similar provisions. The holders of shares of the Class B Preferred Stock, Series A do not have the right to require the redemption or repurchase of shares of the Class B Preferred Stock, Series A. The holders of shares of Class B Preferred Stock, Series A will have no preemptive rights with respect to any shares of Fifth Third’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

The shares of the Class B Preferred Stock, Series A are redeemable by Fifth Third at its option (i) on any dividend payment date on or after November 25, 2022, in whole or in part, from time to time, or (ii) within 90 days following the occurrence of a “regulatory capital treatment event,” as defined with respect to the Class B Preferred Stock, Series A in the Fifth Third articles of incorporation, in whole but not in part, at any time, in each case at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends on the shares of the Class B Preferred Stock, Series A called for redemption. Dividends will cease to accrue on those shares on and after the redemption date. Redemption of the shares of the Class B Preferred Stock, Series A is subject to Fifth Third’s receipt of any required prior approvals from the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve applicable to the redemption of the shares of the Class B Preferred Stock, Series A. However, unless the full dividends for the most recently completed dividend period have been declared or paid on all outstanding shares of the Class B Preferred Stock, Series A, during a dividend period, (i) no shares of capital stock ranking junior to the Class B Preferred Stock, Series A shall be repurchased, redeemed or otherwise acquired for consideration by Fifth Third, subject to certain exceptions, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such shares by Fifth Third, and (ii) no shares of capital stock ranking equal to the Class B Preferred Stock, Series A shall be repurchased, redeemed or otherwise acquired for consideration by Fifth Third, other than pursuant to pro rata offers to purchase all, or a pro rata portion of the Class B Preferred Stock, Series A and such shares ranking equal to the Class B Preferred Stock, Series A, except by conversion into or exchange for shares of capital stock ranking junior to the Class B Preferred Stock, Series A.

In the event Fifth Third liquidates, dissolves or winds up its business and affairs, either voluntarily or involuntarily, holders of shares of the Class B Preferred Stock, Series A will be entitled to receive liquidating distributions of $1,000 per share, plus any declared and unpaid dividends, before Fifth Third makes any distribution of assets to the holders of shares of Fifth Third common stock or any other class or series of shares ranking junior to shares of the Class B Preferred Stock, Series A with respect to the distribution of assets. If the assets of Fifth Third are not sufficient to pay in full all amounts payable, including declared but unpaid dividends, with respect to shares of the Class B Preferred Stock, Series A and shares of any stock having the same rank as the Class B Preferred Stock, Series A with respect to the distribution of assets, the holders of shares of the Class B Preferred Stock, Series A and shares of that other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of shares of the Class B Preferred Stock, Series A and shares of any stock having the same rank as the Class B Preferred Stock, Series A are paid in full, they will have no right or claim to any of Fifth Third’s remaining assets.

Holders of shares of the Class B Preferred Stock, Series A vote together with holders of shares of Fifth Third common stock as a single class on all matters on which the holders of shares of Fifth Third common stock are entitled to vote, with the holders of shares of the Class B Preferred Stock, Series A being entitled to 24 votes for each share of the Class B Preferred Stock, Series A standing in such holder’s name on the books of Fifth Third and the holders of shares of Fifth Third common stock being entitled to one vote per share of Fifth Third common stock. In addition, so long as there are any shares of the Class B Preferred Stock, Series A outstanding, the affirmative vote of the holders of at least a majority of all of the shares of the Class B Preferred Stock, Series A at the time outstanding, voting together as a single class, will be required to: (1) amend, alter or repeal the provisions of the Fifth Third articles or the Fifth Third regulations so as to adversely affect the powers, preferences, privileges or special rights of the Class B Preferred Stock, Series A, subject to certain exceptions; (2) amend or alter the Fifth Third articles to authorize or increase the authorized amount of or issue shares of any class or series of stock, or reclassify any of Fifth Third’s authorized capital stock into any shares of capital stock, ranking senior to the Class B Preferred Stock, Series A with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of Fifth Third, or issue any obligation or security convertible into or evidencing the right to purchase any such shares of senior stock; or (3) consummate a binding share exchange, a reclassification involving the Class B Preferred Stock, Series A or a merger or consolidation of Fifth Third with or into another entity, unless (i) the Class B Preferred Stock, Series A remains outstanding or, in the case of any such merger or consolidation with respect to which Fifth Third is not the surviving or resulting entity, is converted into or exchanged for preferred securities of the surviving or resulting entity (or its ultimate parent), and (ii) the Class B Preferred Stock, Series A remaining outstanding or the new preferred securities, as the case may be, have such powers, preferences and special rights that will not be materially less favorable to the holders thereof than the powers, preferences and special rights of the Class B Preferred Stock, Series A, taken as a whole.

If and whenever dividends payable on the shares of Class B Preferred Stock, Series A shall have not been paid in an aggregate amount equal to full dividends for six or more dividend periods (whether or not consecutive), which we refer to as a nonpayment event, the authorized number of directors then constituting the Fifth Third Board of Directors shall be automatically increased by two and the holders of shares of the Class B Preferred Stock, Series A, together with the holders of any other class or series of outstanding shares of Fifth Third preferred stock upon which similar voting rights as described in this section have been conferred and are exercisable with respect to such matter, which we refer to as the voting parity stock, voting together as a single class in proportion to their respective liquidation preferences, shall be entitled to elect, by a plurality of the votes cast, the two additional directors. When dividends have been paid in full on the Class B Preferred Stock, Series A for at least four consecutive dividend periods, then the right of the holders of shares of the Class B Preferred Stock, Series A to elect the two additional directors will terminate.

The holders of shares of the Class B Preferred Stock, Series A have exclusive rights on any amendment to the Fifth Third charter that would only alter the contract rights of the shares of the Class B Preferred Stock, Series A. Except as set forth above, the shares of the Class B Preferred Stock, Series A will not have any voting rights except as required by Ohio law.

The shares of the Class B Preferred Stock, Series A are deposited with American Stock Transfer & Trust Company, LLC, which we refer to as the depositary. The depositary issued depositary shares, in respect thereof each representing a 1/40th interest in one share of the Class B Preferred Stock, Series A and represented by depositary receipts. The deposit agreement sets forth the various rights and obligations of the parties thereto and establishes the relationship between Fifth Third as the issuer, the depositary and calculation agent, and the transfer agent and registrar. Subject to the terms of the deposit agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of the Class B Preferred Stock, Series A represented by such depositary share, to all the rights and preferences of Class B Preferred Stock, Series A represented thereby (including dividend, voting, redemption and liquidation rights, as applicable). The depositary shares representing interests in the Class B Preferred Stock, Series A are listed on the NASDAQ Global Select Market under the symbol “FITBP”.

Please refer to “—Federal Bank Regulatory Limitations” above for information regarding certain regulatory approval requirements under applicable U.S. banking laws that apply to certain acquisitions of voting securities, including the Class B Preferred Stock, Series A. If the Federal Reserve Board were to determine that, for purposes of such regulatory approvals, the Class B Preferred Stock, Series A represents a separate class of voting securities distinct from the common stock, including as a result of the holders of the Class B Preferred Stock, Series A becoming entitled to vote for the election of additional directors because dividends are in arrears, such regulatory approvals could be required based on solely a shareholder’s proportionate ownership of the Class B Preferred Stock, Series A.